SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13G/A
(Rule 13d-102)
(Amendment No. 2)
__________________
ENABLE MIDSTREAM PARTNERS, LP
(Name of Issuer)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)
292480100
(CUSIP Number)
DECEMBER 2, 2021
(Date of Event Which Requires Filing of this Statement)
__________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 292480100

1	Names of reporting persons OGE Energy Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Common Units
	6	Shared voting power 0
	7	Sole dispositive power 0 Common Units
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0 Common Units
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) Approximately 0%
12	Type of reporting person (see instructions) HC; CO

SCHEDULE 13G

CUSIP No. 292480100

1	Names of reporting persons OGE Enogex Holdings LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Common Units
	6	Shared voting power 0
	7	Sole dispositive power 0 Common Units
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0 Common Units
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) Approximately 0%
12	Type of reporting person (see instructions) CO

SCHEDULE 13G
CUSIP No. 292480100

Item 1(a).		Name of Issuer: Enable Midstream Partners, LP
Item 1(b).		Address of Issuer’s Principal Executive Offices:
One Leadership Square 211 North Robinson Avenue, Suite 950 Oklahoma City, Oklahoma 73102

Item 2(a).		Name of Person(s) Filing:
OGE Energy Corp. (“OGE Energy”)
OGE Enogex Holdings LLC (“OGE Holdings”)
Item 2(b).		Address of Principal Business Office or, if none, Residence:
Principal business office for OGE Energy and OGE Holdings:
321 North Harvey, P.O. Box 321
Oklahoma City, Oklahoma 73101
Item 2(c).		Citizenship:
		OGE Energy Corp.	Oklahoma
		OGE Enogex Holdings LLC	Delaware
Item 2(d).		Title of Class of Securities:
Common units representing limited partner interests in the Issuer.
Item 2(e).		CUSIP Number: 292480100
Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 13d-1(b)(1)(ii)(K).

SCHEDULE 13G
CUSIP No.:    292480100
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.    Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		OGE Energy		OGE Holdings
(a)	Amount beneficially owned:	0	(1)	0	(1)
(b)	Percent of class:	0.0%		0.0%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	0		0
	(ii) Shared power to vote or to direct the vote:	0		0
	(iii) Sole power to dispose or to direct the disposition of:	0		0
	(iv) Shared power to dispose or to direct the disposition of:	0		0

(1)
Effective December 2, 2021, OGE Energy Corp. and OGE Enogex Holdings LLC disposed of all 110,982,805 common units of Enable Midstream Partners, LP pursuant to the terms of a merger agreement between Enable Midstream Partners, LP and Energy Transfer LP. Following this disposition, OGE Energy Corp. and OGE Enogex Holdings LLC own 0 common units of Enable Midstream Partners, LP.

SCHEDULE 13G
CUSIP No.:    292480100
Item 5.    Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑
Item 6.    Ownership of More than Five Percent on Behalf of Another Person: Not applicable.
Item 7.    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.
Item 8.    Identification and Classification of Members of the Group: Not applicable.
Item 9.    Notice of Dissolution of Group: Not applicable.
Item 10.    Certification: Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 3, 2021

OGE Energy Corp.
By:	/s/ Sarah R. Stafford
Name:	Sarah R. Stafford
Title:	Controller and Chief Accounting Officer
OGE Enogex Holdings LLC
By: OGE Energy Corp., its Sole Member

By:	/s/ Sarah R. Stafford
Name:	Sarah R. Stafford
Title:	Controller and Chief Accounting Officer

JOINT FILING AGREEMENT
In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.
IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 11, 2015.

OGE Energy Corp.
By:	/s/ Scott Forbes
Name:	Scott Forbes
Title:	Controller and Chief Accounting Officer
OGE Enogex Holdings LLC
By: OGE Energy Corp., its Sole Member
By:	/s/ Scott Forbes
Name:	Scott Forbes
Title:	Controller and Chief Accounting Officer